UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
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FORM N-17f-2                                        OMB
Approval
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Certificate of Accounting of Securities and
Similar Investments in the Custody of
Management Investment Companies

Pursuant to Rule 17f-2 [17 CFR 270.17f-2]

OMB Number: 3235-0360
Expires: March 31, 2021

Estimate average burden
hours per response  2.00

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1. Investment Company Act File Number:        Date examination
completed:

811-10431	                             December 31, 2020


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2. State Identification Number:

AL             AK             AZ             AR             CA
CO
CT             DE             DC             FL             GA
HI
ID             IL             IN             IA             KS
KY
LA             ME             MD             MA             MI
MN
MS             MO             MT             NE             NV
NH
NJ             NM             NY             NC             ND
OH
OK             OR             PA             RI             SC
SD
TN             TX             UT             VT             VA
WA
WV             WI             WY             PUERTO RICO
Other (specify):

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3. Exact name of investment company as specified in
registration statement:

InvestEd Portfolios
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4. Address of principal executive office (number, street,
city, state, zip code):

6300 Lamar Avenue, Overland Park, KS 66201
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March 2, 2021

United States Securities and Exchange Commission
Office of Applications and Report Services
450 Fifth Street
N.W. Washington, DC 20549

Dear Sirs:

Enclosed is a copy of Form N-17f-2, along with our related report, dated March 2, 2021, on our examination of the InvestEd Portfolios, comprised of InvestEd 0 Portfolio (formerly, InvestEd Fixed Income Portfolio), InvestEd 10 Portfolio, InvestEd 20 Portfolio (formerly, InvestEd Income Portfolio), InvestEd 30 Portfolio, InvestEd 40 Portfolio (formerly, InvestEd Conservative Portfolio), InvestEd 50 Portfolio, InvestEd 60 Portfolio (formerly, InvestEd Balanced Portfolio), InvestEd 70 Portfolio (formerly, InvestEd Growth Portfolio), InvestEd 80 Portfolio, and InvestEd 90 Portfolio (formerly, InvestEd Aggressive Portfolio), as of the close of business on December 31, 2020.

Very truly yours,

/s/ Rajan D. Chari

Rajan Chari
Partner

INDEPENDENT ACCOUNTANTS' REPORT

To the Board of Trustees of InvestEd Portfolios:

We have examined management's assertion, included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940, that InvestEd Portfolios (the "Funds"), comprising InvestEd 0 Portfolio (formerly, InvestEd Fixed Income Portfolio), InvestEd 10 Portfolio, InvestEd 20 Portfolio (formerly, InvestEd Income Portfolio), InvestEd 30 Portfolio, InvestEd 40 Portfolio (formerly, InvestEd Conservative Portfolio), InvestEd 50 Portfolio, InvestEd 60 Portfolio (formerly, InvestEd Balanced Portfolio), InvestEd 70 Portfolio (formerly, InvestEd Growth Portfolio), InvestEd 80 Portfolio, and InvestEd 90 Portfolio (formerly, InvestEd Aggressive Portfolio), maintain certain of their securities in uncertificated shares of mutual funds affiliated with the Funds and are held with Waddell & Reed Services Company (WRSCO), a registered transfer agent under
Section 17A of the Securities Exchange Act of 1934 (the "specified requirements'), as of December 31, 2020. The Funds' management is responsible for its assertion. Our responsibility is to express an opinion on management's assertion about the Funds' compliance with the specified requirements based on our examination.

Our examination was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. Those standards require that we plan and perform the examination to obtain reasonable assurance about whether management's assertion about compliance with the specified requirements is fairly stated, in all material respects. An examination involves performing procedures to obtain evidence about management's assertion. The nature, timing, and extent of the procedures selected depend on our judgement, including an assessment of the risks of material misstatement of management's assertion, whether due to fraud or error. We believe that the evidence we obtained is sufficient and appropriate to provide a reasonable basis for our opinion.

Included among our procedures were the following tests performed as of December 31, 2020, and with respect to agreement of security purchases and sales, for the period from August 31, 2020 (the date of our last examination) through December 31, 2020 (as to the InvestEd 10 Portfolio, InvestEd 30 Portfolio, InvestEd 50 Portfolio, and InvestEd 80 Portfolio, performed during the period from September 1, 2020 (commencement of operations) through December 31, 2020):

*Confirmation of all securities held with the sub-transfer agent *Reconciliation of all such securities to the books and records of the Funds and sub-transfer agent
*Agreement of 10 security purchases and 10 security sales from the books and records of the Funds to the transfer record report of the sub-transfer agent and the cash records of the custodian.

Our examination does not provide a legal determination on the Funds' compliance with specified requirements.

In our opinion, management's assertion that the Funds maintain certain of their securities in uncertificated shares of mutual funds affiliated with the Funds and are held with Waddell & Reed Services Company as of December 31, 2020, with respect to securities reflected in the investment account of the Funds, is fairly stated, in all material respects.

This report is intended solely for the information and use of management and the Board of Trustees of InvestEd Portfolios and the U.S. Securities and Exchange Commission and is not intended to be, and should not be, used by anyone other than the specified parties.

/s/ DELOITTE & TOUCHE LLP

Kansas City, Missouri
March 2, 2021

Management Statement Regarding Compliance with Certain
Provisions of the Investment Company Act of 1940

The InvestEd Portfolios, comprising InvestEd 0 Portfolio (formerly, InvestEd Fixed Income Portfolio), InvestEd 10 Portfolio, InvestEd 20 Portfolio (formerly, InvestEd Income Portfolio), InvestEd 30 Portfolio, InvestEd 40 Portfolio (formerly, InvestEd Conservative Portfolio), InvestEd 50 Portfolio, InvestEd 60 Portfolio (formerly, InvestEd Balanced Portfolio), InvestEd 70 Portfolio (formerly, InvestEd Growth Portfolio), InvestEd 80 Portfolio, and InvestEd 90 Portfolio (formerly, InvestEd Aggressive Portfolio) (the "Funds"), are organized as fund of funds with uncertificated shares recorded within the books and records of the investment adviser's affiliated transfer agent. As such, the Funds are applying requirements set forth in the Franklin Investors Securities Trust No Action Letter (dated September 24, 1992) ("No Action Letter") in lieu of strict compliance with subsections (b) and
(c) of Rule 17f-2, "Custody of Investments by Registered Management Investment Companies," of the Investment Company Act of 1940. The Funds have agreed to treat Waddell & Reed Services Company ("WRSCO") as a limited purpose securities depository for purpose of holding these uncertificated shares. The Funds buy and sell shares of underlying Ivy Funds ("Ivy Funds").

We are responsible for establishing and maintaining effective internal controls over applying the requirements set forth in the No Action Letter. Based on this evaluation, we assert that the Funds maintained the uncertificated shares of Ivy Funds with WRSCO, a registered transfer agent under Section 17A of the Securities Exchange Act of 1934, as of December 31, 2020, and for the period from August 31, 2020 (last examination date) through December 31, 2020 (as to the InvestEd 10 Portfolio, InvestEd 30 Portfolio, InvestEd 50 Portfolio, and InvestEd 80 Portfolio, performed during the period from September 1, 2020 (commencement of operations) through December 31, 2020), with respect to securities reflected in the investment accounts of the Funds.

InvestEd Portfolios

By:
/s/ Philip J. Sanders
Philip J. Sanders, President

By:
/s/ Joseph W. Kauten
Joseph W. Kauten, Senior Vice President & Treasurer